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OMV Investor News

July 20, 2010
7.00am (BST) – 8.00am (CET)

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2010 JUL 28 A 10:4

Q2/10 Trading Statement

This trading statement provides basic information for the quarter ended June 30, 2010, including data on the economic environment as well as OMV's performance during the period. The data on the economic environment shows the evolution of the relevant crude prices and exchange rates. For the E&P segment, we provide details and comment on the expected development of production volumes and the key drivers of this development. An overview on refining margins and performance drivers for the R&M and G&P businesses is also included.

The OMV Group Q2/10 results will be published on August 4, 2010. The information contained herein is hence subject to change and may differ from the final numbers that will be reported.

Economic environment

	Q2/09	Q3/09	Q4/09	Q1/10	Q2/10
Average Brent price in USD/bbl	59.13	68.08	74.53	76.36	**78.24**
Average Urals price in USD/bbl	58.36	67.88	74.27	75.40	**76.86**
Average EUR-USD FX rate	1.362	1.430	1.478	1.383	**1.271**
Average EUR-RON FX rate	4.196	4.226	4.268	4.114	**4.185**
Average USD-RON FX rate	3.081	2.956	2.888	2.976	**3.301**

Source: Reuters

Exploration and Production

	Q2/09	Q3/09	Q4/09	Q1/10	Q2/10
Total hydrocarbon production in boe/d	315,000	317,000	327,000	317,000	**318,000**
thereof Petrom group	185,000	185,000	187,000	185,000	**182,000**

Overall production increased marginally compared to Q1/10 mainly due to a higher contribution from Maari (New Zealand) after the longer than expected shut-down in Q1/10, as well as slightly higher volumes in Austria more than compensating for lower production of Petrom. In Romania, the normal seasonal reduction in gas demand and the delay in completion of key gas wells due to technical reasons resulted in a lower oil and gas production. OMV's realized crude price in Q2/10 is expected to be lower than the average Brent price also due to an overall slightly negative impact from hedging. For more details on hedging please refer to page 2. The Romanian regulated gas price for producers in RON remained unchanged vs. Q1/10. Exploration expenses in Q2/10 were above the level of the previous quarter partly due to the write-off of the unsuccessful well Husky-1 (Slovakia). Unsuccessful drilling of a development well on the Bardolino field (UK) resulted in a downgrade of reserves and, consequently, an impairment of assets. To the extent that rising prices related to volumes remaining in inventory at the quarter end these unrealized profits will be eliminated in the consolidation line.

dlw 7/28

Refining and Marketing

	Q2/09	Q3/09	Q4/09	Q1/10	**Q2/10**
NWE refining margin in USD/bbl [1]	2.30	3.26	2.82	3.83	**3.82**
Med Urals refining margin in USD/bbl [1]	1.50	1.65	1.56	3.48	**3.55**
OMV indicator refining margin in USD/bbl [2]	1.64	1.30	0.79	2.92	**3.39**
Refining output in mn t [3]	5.03	5.22	4.97	4.31	**4.55**

[1] Source: Reuters. [2] Actual refining margins realized by OMV may vary from the OMV indicator refining margin as well as from the market margins due to factors including a different crude slate, product yield and operating conditions. [3] Prior practice had been to disclose refining sales volumes which had also included traded goods sourced externally. Refining output figures for previous periods are also reported here.

In Q2/10, increased middle distillate spreads had a positive impact on refining margins. Higher crude prices vs. Q1/10, also influenced by the weakening EUR, resulted in inventory-holding gains (positive CCS effects). Planned turnarounds of around one month took place in Petrobrazi and Schwechat with limited effect on results since sales were realized from stock. Due to the weak market environment in Romania, Arpechim is still operating in a stop-and-go mode and operations were halted again at the beginning of June. The petrochemicals business was supported by higher WECP margins (especially for propylene) and also by higher quantities sold. In line with the start of the driving season, the volumes in marketing have increased vs. Q1/10 while margins remained stable.

Gas and Power

	Q2/09	Q3/09	Q4/09	Q1/10	**Q2/10**
Combined gas sales volumes in bcm	2.08	2.16	4.30	5.61	**3.27**
thereof Petrom group	0.84	0.99	1.37	1.47	**0.89**

Sales volumes in the supply, marketing and trading business increased vs. Q2/09 mainly due to EconGas, as wholesale volumes significantly increased. Margins were under extreme pressure as the price level of spot quantities was significantly below long-term gas prices. Additionally, gas supply quantities secured for the power plant in Samsun (Turkey) were sold in a difficult market environment and therefore had a negative effect on the result. In the transportation business, additional capacity was sold mainly due to the start-up of a new compressor station on the TAG pipeline in Q4/09. The storage business showed higher withdrawal rates and volumes sold than seen in Q2/09.

At-equity consolidated companies

As in Q1/10, the Borealis result benefited from both inventory gains and an overall improving margin environment for petrochemicals. The Petrol Ofisi result was negatively affected by TRY depreciation vs. USD.

Identified special items and hedging

Net special charges of approx. EUR 60 mn mainly relate to the impairment of the E&P UK asset Bardolino. OMV entered into crude oil hedges for 2010 in Q2/09 for a volume of 63,000 bbl/d, securing a price floor of USD 54/bbl via the sale of a price cap of USD 75/bbl. In Q2/10, these strategic hedging instruments adversely affected EBIT by approx. EUR 3 mn.

Tax rate

The effective tax rate of OMV Group is expected to be at a similar level as in Q1/10.

This trading statement contains forward looking statements, particularly those regarding hydrocarbon production; refining, retail marketing and petrochemical margins; refining and marketing sales; gas storage and gas sales volumes; identified special items and the effective tax rate. These forward looking statements are subject to risks, uncertainties and assumptions. These forward looking statements are only predictions based on OMV's current expectations and anticipated trends in its business. The actual results may differ materially from those expressed or implied by the forward looking statements and may include important unidentified or currently undisclosed items. Neither OMV nor any other person assumes responsibility for the accuracy and completeness of any of these forward looking statements. OMV will not update this trading statement to reflect actual results or revised expectations. The information in this statement has not been audited.

For further information please contact: Angelika Altendorfer-Zwerenz, Investor Relations
Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com